

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2021

Daniel Okelo
Chief Executive Officer
Privacy & Value Inc.
2261 Rosanna Street
Las Vegas, Nevada 89117

> **Re: Privacy & Value Inc.**
> **Registration Statement on Form S-1**
> **Filed June 8, 2021**
> **File No. 333-256885**

Dear Mr. Okelo :

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 8, 2021

Cover Page

1. Please disclose that Daniel Okela and Limitless Projects Inc., which is controlled by Mr. Okela, currently owns 100% of the company's outstanding common stock. Also disclose that even if you are able to complete the entire offering of 25,000,000 shares of common stock, Limitless Projects Inc. and Mr. Okelo will still each own 44.4% of your issued stock at the completion of the offering. To the extent that you have finalized your agreement with Cyber Apps World, Inc., disclose that Cyber Apps will control 50% of the company.

Prospectus Summary, page 1

2. Please disclose that you have not yet completed a working prototype of the Privacy and

Value employee monitoring software and that you anticipate the cost of developing the prototype to be approximately $25,000.

3.   Please provide more detail regarding your Asset Purchase and Joint Venture Agreement, including identifying Cyber Apps World, Inc. as the purchaser. Disclose any termination provisions or consequences if the company is unable to complete the development of the software. Clarify your disclosure to state clearly that Cyber Apps is entitled to a number of shares equal to 50% of the issued shares of the company, rather than a 50% interest in the "Privacy and Value" software, under the agreement. Finally, provide an update as to the transaction closed on June 15, 2021.

Risk Factors, page 4

4.   Please include a risk factor highlighting the risks relating to the fact that the company's software lacks intellectual property protection in a competitive market.

5.   Consider including a risk factor addressing the risks to your business posed by cybersecurity data privacy issues.

If we become a reporting company under the Securities Exchange Act of 1934..., page 8

6.   Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations.

Dilution, page 11

7.   You state that the net tangible book value for your common shares consists of total assets of $19,600 less the $3,150 recorded value of your software and liabilities. Please reconcile this information to the amounts disclosed in your April 30, 2021 balance sheet or revise accordingly.   Also, considering this is a "best-efforts" offering, revise to show dilution information assuming varying levels of shares are sold similar to your use of proceeds information.

Report of Independent Registered Public Accounting Firm, page F-2

8.   Please revise the report of your independent registered public accounting firm to refer to the financial statements, including the related notes, collectively referred to in the report as the financial statements. Ensure that the identified financial statements are the same as those audited. In this regard, the audit report refers to the "statement of income" rather

than the statement of "comprehensive income." Also, include a header to the section section labeled "Basis for Opinion." Refer to paragraphs .08 and .09 of PCAOB Auditing Standard 3101.

Audited financial statements for the period from April 21, 2021 (inception) to April 30, 2021, page F-3

9. Revise your Statement of Comprehensive Income, Statement of Stockholder's Equity and Statement of Cash Flows to refer to the correct date of inception, which appears to be April 21, 2021.

Note 6. Income Taxes, page F-10

10. The tables provided here with reference to August 31, 2017 do not appear to be related to the registrant. Please revise or explain.

Note 7. Subsequent Events, page F-11

11. Please revise to include a discussion of the ownership change that will occur in connection with the Asset Purchase and Joint Venture Agreement entered into between Cyber Apps World, Inc. and Limitless Projects, Inc. ("Limitless") upon receipt by Limitless of the final purchase consideration payment.

General

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Daniel Okelo
Privacy & Value Inc.
July 6, 2021
Page 4

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Greg Yanke